Exhibit 99.1

Filed by: ThermoGenesis Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ThermoGenesis Corp.
Commission File No.: 333-192210

TotipotentRX Corporation and ThermoGenesis Corp. Report Statistically Significant Phase Ib Clinical Trial Results in Critical Limb Ischemia

New 60 Minute Rapid Bedside Treatment Substantially Reduces Amputations in No-Option Patients

RANCHO CORDOVA & LOS ANGELES, January 21, 2014 ThermoGenesis Corp. (Nasdaq: KOOL) a cellular therapy medical device company and TotipotentRX Corporation, a clinical-stage regenerative medicine company developing novel therapies for cardiovascular and orthopedic disease announce their co-sponsored Phase Ib clinical trial safety and efficacy results treating no-option patients suffering from critical limb ischemia with Totipotent’s  CLIRST (Critical Limb Ischemia Rapid Stem cell Therapy) treatment.  The companies will host a joint conference call to review the study results in detail on Monday, January 27, 2014 at 2:00pm Pacific (5:00pm Eastern).

The trial achieved both its primary safety and secondary efficacy endpoints at 12 months, achieving statistical significance in five key areas including, major amputation free survival rates (82.4%), both resting and walking pain reduction, improved walking distance, open wound healing and vasculogenesis (generation of new blood vessels) in the treated leg. Furthermore, there were no serious adverse events determined to be related to the therapy. The open label single center study enrolled 17 patients and was completed at Fortis Escorts Heart Institute in New Delhi with Dr. Suhail Bukari, Senior Consultant and Vascular Surgeon serving as the primary investigator.  Fortis Escorts Heart Institute and Dr. Bukari previously served as clinical investigator for the Juventas Therapeutics critical limb ischemia trial.

Dr. Bukari noted “this is a significant breakthrough for medicine as all the patients enrolled were scheduled for amputation of their afflicted limb prior to consenting to the stem cell intervention.”  He further noted, “the simple kit process will enable any surgeon treating peripheral vascular disease to have a readily available safe and autologous therapeutic to reverse this debilitating disease.”

CLIRST is a proprietary bedside technology platform and method which uses the patients own bone marrow stem cells to promote tissue repair through activation of natural stem-cell repair pathways, promotion of new blood vessel formation and prevention of on-going cell death.  The integrated combination device-biological product called SURGWERKS™ - CLI, contains optimized stem cell harvesting, selection, and delivery disposables in a single kit, and the procedure can be completed on a patient in less than 60 minutes in the operating room with mild sedation as an alternative to major limb amputation.  The SURGWERKS-CLI product delivered a mean cell dose of BMCePC (bone marrow concentrate enriched progenitor cells) of 8.04 x 108 ± 3.65 cells in a 20ml final product which was injected intramuscularly in the lower afflicted leg.

“We are extremely excited to demonstrate that our integrated cell therapy SURGWERKS kit has removed the variability that has plagued most stem cell treatments developed to date, especially in treating CLI. This study demonstrated that our SURGWERKS’ amputation free survival rate of 82% is almost 25% higher than alternative therapeutic approaches to date, which we believe is a testament to the quality of our autologous cell formulation and the repeatability of our proprietary process” said Ken Harris, Chief Executive Officer of TotipotentRX. “The goal of the stem cell therapy is to prevent major limb amputation, and improve quality of life, decrease morbidity and mortality rates, and ultimately reduce total healthcare spend on these patients.  We anticipate offering this treatment at a significantly lower cost than non-bedside treatments, and will stay focused on the large U.S., European and Indian markets,” he continued.

“One of the benefits of our long-standing partnership with TotipotentRX, is the successful integration of our cell processing systems into the SURGWERKS-CLI therapy kit,” said Matthew Plavan, Chief Executive Officer of ThermoGenesis, Corp. “Based upon the statistical significance of these Phase Ib trial results, we are highly encouraged with the potential for this therapy to perform well in the next phase of the clinical trial process and to ultimately lead to a curative treatment for CLI and a very large market opportunity for our two companies,” he continued.

Dr. Venkatesh Ponemone, PhD, Executive Director of Clinical Affairs for TotipotentRX and scientific investigator for the study commented that this is the first known study to provide statistically significant angiographic quantitative and qualitative evidence of limb revascularization as independently verified by a core radiology lab.

The statistical significance reached in the phase Ib trial includes:

•	Major limb Amputation free survival rates - 82.4%

•	Pain reduction - mean VAS score pre-therapy 7.8 ± 0.97 and 12 month follow-up 0.2 ± 0.58 on a scale of 0-10, p=0.0005

•	6-minute walking distance - mean distance pre-therapy of 14.5 meters ± 37.57 and 12 month follow-up of 157 meters ± 100.92, p=0.0039

•	Open wound healing - 11 patients had gangrene with or without ulceration pre-treatment and all patients had neither gangrene nor ulceration at 12 month follow-up

•
Vasculogenesis in the treated leg - both collateral vessel numbers improved, p=0.0156 in distal thigh, p=0.0313 in proximal leg, and vessel size improvements in the distal thigh, p=0.0156 and proximal leg, p=0.0625, and TcPO2 levels (mean pre-therapy of 14.66 ± 6.93 improved to 35.75 ± 17.04, p=0.0032)

Critical limb ischemia afflicts an estimated 2 million people combined in the United States, European Union and Indian sub-continent, and results in approximately 500,000 amputations each year.  The overall prevalence (0.23%) and incidence (0.20%) in the United States increases with age and diabetes status, and 5 year mortality rate post limb amputation reaches nearly 50%.

The companies will host a joint conference call to review the study results in detail on Monday, January 27, 2014 at 2:00pm Pacific (5:00pm Eastern).

Conference call details:

Dial-in (U.S.):	1-800-860-2442
Dial-in (Internationally):	1-412-858-4600
Conference Name:	“ThermoGenesis”

To listen to the audio webcast of the call during or after the event, please visit http://www.thermogenesis.com/company/investor-relations/webcasts-calls/

An audio replay of the conference call will be available beginning approximately two hours after completion of the call for the following five business days.

To access the replay:

Access number (U.S.):	1-877-344-7529
Access number (Internationally)	1-412-317-0088
Conference ID#:	385107

TotipotentRX Corporation, a U.S. private based cellular therapy research and therapeutics organization (www.totipotentrx.com) develops rapid bedside autologous cellular therapies for cardiovascular and orthopedic indications.  They operate world-class clinical research and cellular therapy GMP infrastructure with their clinical partner Fortis Healthcare.

ThermoGenesis Corp., (Nasdaq:  KOOL) (www.thermogenesis.com) is a U.S. based leader in developing and manufacturing automated blood processing systems and disposable products that enable the separation, preservation and delivery of cell and tissue therapy products.

In July 2013, TotipotentRX and ThermoGenesis Corp. announced their entry into a merger agreement which will operate under the name Cesca Therapeutics. The merger is subject to TotipotentRX and ThermoGenesis stockholder approval, among other conditions.

Forward-Looking Statement

This press release contains forward-looking statements. Such forward-looking statements include but are not limited to that the proposed merger will be consummated and that the resulting company will be able to become a fully integrated regenerate medicine company, to provide practical, commercializable cell therapies, to rapidly and cost-efficiently develop new clinical trial, to be positioned to commercialize in both developed and emerging markets and to create higher shareholder value.  These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those contemplated by the forward-looking statements. Several factors including the timing of proposed merger, the efficiency of integrating two companies, timing of FDA and foreign regulatory approvals as to products, changes in customer forecasts, our ability to meet customers’ purchase order and quality requirements, supply shortages, production delays, changes in the markets for customers’ products, introduction timing and acceptance of our new products scheduled for fiscal year 2014, and introduction of competitive products and other factors beyond our control could result in a materially different revenue outcome and/or in our failure to achieve the revenue levels we expect for fiscal 2014.  A more complete description of these and other risks that could cause actual events to differ from the outcomes predicted by our forward-looking statements is set forth under the caption “Risk Factors” in our proxy statement/prospectus/consent solicitation and other reports we file with the SEC from time to time, and you should consider each of those factors when evaluating the forward-looking statements.

Non-Solicitation

This press release and the information contained herein shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the merger, ThermoGenesis has filed a registration statement (including a prospectus) on Form S-4 (File No. 333-19210) with the Securities and Exchange Commission.  Holders of ThermoGenesis Common Stock and TotipotentRX Corporation common stock are urged to read the proxy statement/prospectus/consent solicitation and any other relevant documents because it contains important information about ThermoGenesis, TotipotentRX and the merger.  A proxy statement will be sent to holders of our Common Stock and a proxy statement/prospectus/consent solicitation will be sent to holders of TotipotentRX Corporation common stock.  The proxy statement/prospectus/ consent solicitation and other documents relating to the proposed merger can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents can also be obtained free of charge from ThermoGenesis upon written request to ThermoGenesis, Investor Relations, 2711 Citrus Road Rancho Cordova, CA 95742.  ThermoGenesis and its directors and executive officers may be deemed to be participants in ThermoGenesis’ solicitation of proxies from its shareholders in connection with the proposed merger.  Information regarding the participants and their security holdings can be found in ThermoGenesis’ proxy statement/prospectus/consent solicitation and Form 10-K for the year ended June 30, 2013, as amended, which are available from the SEC.

ThermoGenesis Corp.
Web site: http://www.thermogenesis.com
Contact: Investor Relations
+1-916-858-5107, or
ir@thermogenesis.com